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                                                Filed by Brooks Automation, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities
                                                           Exchange Act of 1934.

                                           Subject Company: PRI Automation, Inc.
                                                 Commission File Number: 0-24934


Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:


                         ANALYST CONFERENCE CALL SCRIPT

SAFE HARBOR STATEMENT

The following contains forward-looking statements related to the anticipated benefits, operational synergies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, the risks described in our press release and other risks and uncertainties described in the companies' public filings and in the Registration Statement to be filed with the Securities and Exchange Commission.

RULE 425 STATEMENT

Brooks plans to file a Registration Statement on Form S-4 in connection with the transaction and both Brooks and PRI expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders containing information about the transactions. Investors are urged to read the Registration Statement and the Joint Proxy Statement/Prospectuses carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectuses


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will contain important information about Brooks and PRI and related matters.
Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Copies of the Registration Statement and the Joint Proxy Statement/Prospectus may be obtained free of charge from Brooks or PRI by contacting each of the companies Investor Relations Departments as follows:

FOR BROOKS AUTOMATION:                    FOR PRI AUTOMATION:
John Biasi                                Michelle Goodall Faulkner
Vice President of Marketing               Director of Corporate Communications
978-262-5799                              978-670-4270 ext. 3161
john.biasi@brooks.com                     mfaulkner@pria.com

Brooks, PRI and their respective executive officers and directors may be deemed participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the merger agreement. The joint proxy statement/prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transaction.

I will now turn the call over to Robert J. Therrien, President and CEO of Brooks Automation.

MR. THERRIEN

Thanks very much, Ellen, and thanks to all of you for joining us this morning.

This is a very exciting day for me personally, and a very important day in the history of Brooks Automation.

Today, we announced a definitive agreement under which Brooks Automation will acquire PRI Automation, creating the leading supplier of automation systems, software and services for the semiconductor industry.

The combined company created by this merger will be known as Brooks-PRI Automation, and will have pro forma annual sales of approximately $700 million in fiscal 2001.

It will bring together two companies with complementary technologies, products, distribution channels and customer relationships.


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We will be truly well-positioned to offer our customers fully integrated, end-to-end solutions....through a single point of sale....enhancing the ability of those customers to bring advanced semiconductor products to market more quickly and more cost-effectively.

[pause]

The agreement was unanimously approved--and I might add enthusiastically approved--by the boards of directors of both companies.

Under its terms, PRI shareholders will receive 0.52 shares of Brooks stock for each PRI share they hold, giving the transaction a value of approximately $380 million, net of cash.

We expect to complete the merger during the first quarter of 2002, and when we do, the combined company will be 61% owned by Brooks Automation shareholders and 39% owned by PRI shareholders on a fully diluted basis.

I'm pleased to report that we expect the transaction to be accretive to Brooks earnings within the first full fiscal year (FY '03) following completion of the transaction, which reflects the fact that we expect to realize operational synergies of more than $20 million.

Getting to that number won't be rocket science. For example, we both have offices in every major market around the world, which we'll be able to rationalize quickly.

Another example is redundant R&D spending, in which Brooks is spending R&D dollars to enter the atmospheric robot market where PRI is already a strong player, and PRI is spending R&D dollars in the vacuum robot market and 300MM loadport modules, in which we are a major player.

I will serve as CEO of the combined enterprise.

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Ellen Richstone, our Chief Financial Officer, will hold the same position in the combined company. Other management positions will be determined and announced in due course, and will include executives from both Brooks and PRI.

With regard to corporate governance, Brooks-PRI will have a seven-member board, which will consist of all five current Brooks directors and two PRI directors. One of those directors will be Mitch Tyson, President and CEO of PRI.

[pause]

The combined enterprise formed by this merger will have a number of strategic, operational and financial strengths.

Strategically, our ability to offer customers fully integrated, end-to-end solutions through a single point of sale means that we will be exceptionally well positioned to enhance their productivity as they drive for faster time to market with their 300MM products.

Operationally, our customers will benefit from doing business with a global company that can provide world-class service for all their tool and factory automation needs.

Having done 20 acquisitions over the past three years, we know how to do acquisitions and we have an established process to manage integration smoothly.

We will have an outstanding team, combining the skills and capabilities of engineers, operations, customer support, and other talented staff from both of our organizations.

We will have a wealth of intellectual property, with a portfolio of approximately 100 U.S. patents and several hundred international patents.


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We will have a broad product line, including market-leading positions in vacuum and atmospheric tool automation, AMHS, fab software, reticle automation, and 300MM factory interface products.

We will have a compelling business proposition, in which we will offer our customers a fully integrated product line, relieving them of the task, the cost, and the risk of buying products from Brooks and products from PRI, and integrating those products themselves.

We will have critical mass, with greater ability to ramp capacity, in response to changing industry conditions and emerging market opportunities.

Brooks and PRI will now be in virtually every single fab worldwide, both inside the tool and outside the tool.

We will offer one-stop shopping, from a single point of sale, with reliable
products....with competitive cost of ownership...and with world-wide, world-class support.

And we will continue to meet and exceed our customers' expectations through the unglamorous but critically important business of meeting our commitments to them each and every day.

Financially, we will have a strong balance sheet, with significant cash on hand, an attractive debt to capital ratio, and the flexibility needed to take advantage of the next industry upturn.

In short, we will have the strategic, operational and financial strength to build long-term value for our customers and employees. And that, in turn, will enable us to achieve our primary objective as a public company, which is to build value for our shareholders.

I'd now like to invite Mitch Tyson to comment on the merger from his perspective.


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MR. TYSON

Thanks very much, Bob.

Our entire Board of Directors is excited about this deal. Our senior management team is excited about this deal. And I am VERY excited about this deal.

This combination creates the leading company in the fastest-growing segment in the semi equipment market.

The semiconductor 300mm Fab of the Future has to be flexible, efficient, and intelligent. It will need to have systems to optimize the flow of materials and information. It will have to be completely automated. It needs to be a "silicon machine".

No company will be better able to capture this market opportunity than Brooks-PRI. And this will be a very large market. Looking at the Brooks-PRI product portfolio we see a $150 million potential opportunity per 300mm fab. That is an opportunity similar to what KLA-Tencor has per fab!

Brooks-PRI will be the largest semiconductor automation company, and will have the broadest product portfolio and systems capability. We will have unmatched global reach, customer base and financial strength.

This is a great deal for our employees, who will be part of a larger and stronger company. It is a great deal for our customers who can now buy a more integrated solution from a single company. And it is a great deal for our investors, who now own shares in a company with a leadership position in the fastest-growing segment in the semiconductor equipment industry and is highly leveraged to the coming 300mm transition.

Over the next several months we will be getting the senior management teams together to plan and execute a smooth transition process. I am looking forward to working closely with Bob and


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his team to insure a successful integration of the two companies and I look forward to my continuing role as a member of the Board of Directors.

Bob, back to you.

Mr. Therrien

Thanks, Mitch.  We'd now be happy to take questions.

Q&A PERIOD

Additional Information and Where to Find it:

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and that Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as discussed above.

Brooks and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Brooks with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Brooks' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. This document is available free of charge at the SEC's website indicated above and from Brooks by contacting its Investor Relations Department.

PRI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of PRI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in PRI's definitive proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. This document is available free of charge at the SEC's website indicated above and from PRI by contacting its Investor Relations Department.

In addition to the foregoing, additional information filed by either company is available at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.